

Formation



09045092

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

Formation Closes Financing for Saskatchewan Uranium Projects

Vancouver, BC, December 29, 2008, Formation Capital Corporation (FCO-TSX) (the Company) announces that it has closed a $250,000 flow-through private placement (the Offering) for the purpose of further developing, through its 100% owned Canadian subsidiary, Coronation Mines Limited (Coronation), its Virgin River and Kernaghan Lake northern Saskatchewan Athabasca Basin Uranium projects. Coronation has joint ventured these projects with Cameco & AREVA. This funding satisfies all of Coronation's share of the approved 2009 budgets.

The Company has completed the Offering of 2,083,334 flow-through common shares of the Company at a price of $0.12 per share. The Company has also paid a 6% finder's fee on a $200,000 portion of the Offering by issuing 100,000 non flow-through common shares of the Company. Insiders of the Company subscribed for the remaining $50,000 portion of the Offering.

The Virgin River Project totals over 29,000 hectares and lies in the Athabasca Basin of northern Saskatchewan approximately 60 km west of Cree Lake and is under a joint venture agreement with Coronation and UEM Inc., a corporation jointly owned by Cameco Corporation and AREVA, formerly Cogema of France. The Athabasca Basin hosts several of the worlds' largest and richest uranium deposits. Coronation currently has a two percent interest in the Virgin River project with a right of first offer to increase its ownership to 10%. Coronation was carried by its J.V. Partners for the first $10 million in exploration expenditures. Cameco Corporation is the operator. Approximately $18 million has been spent to date, including extensive diamond drilling, in the exploration for a large unconformity-type deposit. Coronation Mines is very encouraged with the exploration results to date. The joint venture has approved a budget of $4 million for 2009 to continue exploration and development that includes diamond drilling of the project. Results from the 2008 summer diamond drill program are expected in the New Year.

The Kernaghan Lake Project (20% Coronation, 80% UEM) lies west of Wollaston Lake in the north-eastern portion of the Athabasca Basin where Middle Proterozoic, large scale, high-grade unconformity uranium deposits occur at the base of the clastic sedimentary sequence. The property, located approximately 400 km north of La Ronge, is also joint ventured with Coronation and UEM Inc. with AREVA the operator. The target is a Key Lake type uranium deposit and lies approximately 15 km northeast along trend of the La Rocque Lake discovery, part of the Dawn Lake Project belonging to Cameco, AREVA and JCU (Canada) Exploration Company Ltd., where a drill intercept of 0.7 m @ 31.9% U_3O_8 at a depth of 276 meters was reported by operator Cameco. UEM intends to continue drilling the Kernaghan Lake Project with a proposed budget of $820,000 for 2009.

The Company also announces that it has issued an aggregate 500,000 common shares, at a price of $0.12 per share, to settle $60,000 in trade payables owed to arm's length creditors.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
E.R. (Rick) Honsinger, P.Geo. V.P. Corporate Communications
Formation Capital Corporation, 1730 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Tel: 604-682-6229 - Email: inform@formcap.com – Web: formcap.com

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